January 31, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 2054
Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 Response Dated December 5, 2013 File No. 001-34930

              Ladies and Gentlemen:

              This letter is being submitted in response to the comment letter dated December 27, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 and Form 10-Q for the Quarter Ended June 30, 2013 Filed August 1, 2013 (together, the “Periodic Reports”) of ExamWorks Group, Inc. (the “Company”).

              For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Periodic Reports.

Form 10-K for Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 13 – Segment and Geographical Information, page F-39

1.	We read your response to prior comment 6. You indicate that your chief operating decision maker is your Chief Executive Officer.

●	Please tell us the circumstances under which your Chief Executive Officer reviews discrete financial information by country and/or service center and how frequently this occurs.

●	Please tell us whether your Chief Executive Officer reviews and/or approves the budget and operating performance goals for each country and/or service center.

●

Please tell us how your Chief Executive Officer decides which of the geographic regions in which you operate to allocate more or less resources without utilizing discrete financial information by country and/or service center.

●

You say you have acquired 40 businesses across the United States, Canada, the United Kingdom and Australia since July 2008. Please tell us how your Chief Executive Officer is able to fully consider the positive and negative factors of potential acquisition targets without utilizing discrete financial information by country and/or service center.

●

Please tell us whether any employee(s) receive(s) compensation directly related to the operating performance of certain countries and/or service centers and, if so, how they are evaluated by your Chief Executive Officer for approval without utilizing discrete financial information for the applicable countries and/or service centers.

Company Response to SEC Comment No. 1:

●

As discussed in the Company’s response dated December 5, 2013, the Chief Executive Officer (“CEO”) reviews consolidated financial data on a monthly basis, which includes a consolidated balance sheet, income statement with results compared to budget, and cash flow statement, and this information is what is utilized in order to make on-going decisions regarding significant allocations of the Company’s resources. This package is typically provided mid-way through the month following each month-end, and allows the CEO to remain apprised of the Company’s consolidated financial picture on a consistent basis.

The CEO receives the following discrete financial information which allows him the ability to track how the business is performing from a revenue only perspective:

o	Calendar showing the revenue billed by day for the U.S. compared to prior three months average and prior year month average

o

Calendar showing referrals by day for the U.S. with the associated potential revenue compared to prior three months average and prior month average. The associated revenue amounts were included starting December 2013 and revenue information is not provided for periods before December 2013

o

Our President has in his office a large monitor that provides up to date revenue data for certain of our businesses in each of the geographies in which we operate. Our CEO regularly views this data and discusses it with the President.

o

The CEO receives a schedule that forecasts the revenue for the current month and the remaining months in the quarter. The revenue schedule includes revenues from certain of our service centers and summarizes the information into the four countries where we operate. The forecast also includes analyst information at a consolidated level and compares our current revenue forecast to consensus revenue.

Additionally, on a quarterly basis, each of our service centers throughout the world individually presents their business either via Webex or in person to the management team, which may include service center managers, regional vice presidents within a specific country, country-specific managers and the President. The presentation is both an operational and financial update on the business. Our CEO participates in these meetings as his schedule allows. A hard copy of the presentation is not provided to the CEO.

Additionally, the CEO is also a member of the Company’s Board of Directors (“BOD”). Four to six weeks following quarter or year-end, and prior to the earnings release and Form 10-Q or 10-K filing, the Company meets with the BOD and discusses the most recent financial results. As part of the presentation, the BOD is provided with a quarterly financial package that, in addition to detailed consolidated financial data, includes the following items:

o	Revenues by country, with a high level discussion of variances from budget and prior year
o	Adjusted EBITDA by country

This information is provided to the BOD to provide basic local environmental context to the Company’s consolidated financial picture. An example of this financial package will be provided to the Staff according to our response to comment 2 below. No service center level data is included in the information provided to the CEO or BOD. Additionally, no other discrete or disaggregated financial data is prepared for the CEO, or BOD as a group, but rather any detail of this kind of financial information is only provided on a consolidated basis. While the CEO receives the above two referenced metrics by geography on a quarterly basis, the length of time between his receipt of this data and the time period covered by the data, prevents its use in management of the Company as a whole on an on-going basis.

The consolidated financial package provided each month is what the CEO uses to manage the Company and its resources on an on-going basis and is the only financial data that provides him with detailed income statement information (excluding revenues as discussed above), operating performance information, and balance sheet and liquidity position of the Company. In accordance with ASC 280, we currently disclose our revenues and long term assets by geography as we believe we are a single operating segment and are managed on a consolidated basis by our CEO.

●

In connection with the CEO’s role and given he sits on the BOD, he takes part in reviewing and voting on whether the Company’s budget is approved on an annual basis. In addition to consolidated financial data, the Company’s budget presentation includes the following disaggregated data:

o	Revenues by country, with a high level discussion of revenue drivers
o	Adjusted EBITDA by country, with a high level discussion of cost drivers

This data is used by the BOD to supplement the consolidated financial information within the budget. An example of this presentation will be provided to the Staff according to our response to comment 2 below. No service center level budget data is included in the information provided to the CEO or BOD.

●

As is relates to the allocation of resources, once an acquisition target is acquired and integrated into the Company’s IT, financial, human resource and operating structure, significant resource allocation is limited. The IME industry is not capital-intensive and consolidated resources are allocated primarily to servicing our debt and to our acquisition program.

●

As discussed in the Company’s response dated December 5, 2013, the Company’s acquisition program is run on an acquisition-by-acquisition basis, irrespective of the country in which an acquisition target operates. The industry continues to be serviced predominately by “mom and pop” companies, with approximately 650 companies servicing the estimated $5.5 billion industry. The Company’s acquisition strategy, since inception, has been to consolidate the industry and maximize its market share in all of the markets that it serves. The Company’s due diligence procedures are performed by a combination of the Company’s employees and a third party service organization according to a tailored program. The third party service organization provides a standardized report, regardless of geography, that addresses standard operating and financial metrics correlating to the revenue and EBITDA focus of the Company on a consolidated basis. The Company generally pays a multiple of adjusted EBITDA and the CEO uses these standardized reports to determine whether the potential acquisition will be acceptably accretive to EBITDA, based upon the range of EBITDA expectations of the Company on a consolidated basis. The standardized report is also used to validate the purchase price. Discrete financial information, by country or service center, is not relied upon by the CEO to make a decision as to whether to move forward with a potential acquisition.

●

The Company has a compensation plan in place that standardizes compensation for employees by classifying employees, regardless of service center or country, into a tiered system based on their role within the organization. The compensation plan includes three components, which when combined, equates to 100% potential compensation (base salary, equity grant and a performance-based bonus). Employees within each tier are generally treated the same as it relates to compensation, regardless of service center or country. For example, a general manager of a service center in the United States is eligible for the same compensation structure and percentages as a general manager of a service center in Canada (i.e. xx% of their base salary in the form of an equity grant and xx% of their base salary in the form of a performance based bonus). At the employee level, and depending on the tier, the achievement of a performance-based bonus will be based on service center, regional, country or worldwide EBITDA performance compared to budgeted EBITDA. Given the standardized compensation plan, the CEO does not have to review the discrete financial information in order to approve the performance-based bonuses, but rather has participated in the approval of the compensation plans and the consolidated compensation pool.

2.

In connection with the comment above, please provide to us samples of all reports that your chief operating decision maker and/or Board of Directors received that contained disaggregated financial data during 2013. Please tell us how your chief operating decision maker and/or Board of Directors use the disaggregated financial information provided.

Company Response to SEC Comment No. 2:

As discussed with the Staff on January 30, 2014, we will provide samples of all such reports to the Staff on or before February 7, 2014. Additional discussion of the information included within these reports, and how these reports are utilized is included in the Company’s response to the Staff’s comment 1 above.

3.

In your response to prior comment 6, you indicate that each of your country-specific managers reports directly to your President and the President alone reports to your Chief Executive Officer. Please tell us which resource allocation decisions are made by your President and which must be made by your Chief Executive Officer. Please also tell us how you concluded that your President was not a part of the chief operating decision maker function. Refer to ASC 280-10-50-5.d

Company Response to SEC Comment No. 3:

As discussed above, the Company operates under a standardized system of acquiring and integrating businesses within the IME industry into the ExamWorks structure. After an acquisition target is acquired, ExamWorks integrates it into its IT, financial, human resource and operating structure. This structure allows for a wide range of general day to day decisions to be made by our employees based on pre-defined levels of authority and approval matrices. Our President operates within the confines of this consolidated and standardized system, with our CEO’s direction. For example, within this system, our President and varying levels of management level employees throughout the organization, have the following decision making authority:

●	Hiring and termination of employees with appropriate levels of approval based upon the Company’s human resource policies
●	Compensation changes of employees with appropriate levels of approval based upon the Company’s human resource policies and in accordance with the approved budget
●	Facility leases and office equipment decisions

Our President is directly accountable to, and maintains regular contact with the CEO to discuss operating activities, financial results, forecasts and plans for the business. Additionally, our President is involved in the review of acquisition targets and the acquisition program as a whole, however the final decision to move forward with any acquisition target, and presenting such acquisition target to the BOD lies with the CEO. Similarly, any significant decisions, including the allocation of resources, outside of standard operating situations, are made by our CEO. Our CEO is the ultimate decision maker and has the ability to and will override decisions made by the President or others who report to him.

4.

We read your response to prior comment 7. In the basis for conclusion of SFAS 131, the FASB indicated that an entity with a relatively narrow product line may not consider two products to be similar, while an entity with a broad product line may consider those same two products to be similar. We continue to believe that you should disclose in future filings in your segment footnote your revenues from external customers by service category pursuant to ASC 280-10-50-40. Please provide us your proposed disclosure.

Company Response to SEC Comment No. 4:

It is impracticable for us to disclose “Other IME-related Services” as we do not distinguish these services within our operating or financial systems. In addition, for the years ended December 31, 2010, 2011 and 2012, bill reviews constituted approximately 1.8%, 1.1% and 0.7%, respectively, of consolidated revenues. Additionally, for the years ended December 31, 2010, 2011 and 2012, peer reviews constituted approximately 5.6%, 9.3% and 7.7%, respectively, of consolidated revenues. Based on the immateriality of these amounts when contemplated against consolidated revenues, we believe our disclosure as revised in our Form 10-Q for the third quarter of 2013 is appropriate.

Note 14 – Condensed Consolidating Financial Information of Guarantor Subsidiaries, page F-40

5.

We note your response to the prior comments 8, 9 and 10. We remind you to revise your condensed consolidated financial information of guarantor subsidiaries in the future filings to include the intercompany investments and intercompany transactions among the parent, guarantor subsidiaries and non-guarantor subsidiaries as required by Rule 3-10 of Regulation S-X. Please provide a draft of your revised condensed consolidated financial information of guarantor subsidiaries in your response.

Company Response to SEC Comment No 5:

We will include such revised disclosure in future filings, and have provided a draft example of the condensed consolidating financial statements to the Staff as of and for the year ended December 31, 2012 within Attachment A below.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is satisfactory to the Staff. If you have any questions or wish to discuss this matter further, please do not hesitate to call me at 404.952.2417.

Very truly yours, ExamWorks Group, Inc. By: /s/J. Miguel Fernandez de Castro
J. Miguel Fernandez de Castro Chief Financial Officer

Attachment A Condensed Consolidating Statement of Operations and Comprehensive Loss for the year ended December 31, 2012
(In thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidation and Elimination Entries	Consolidated Totals

Revenues	$340,200	$181,037	$—	$—	$521,237
Costs and expenses:
Costs of revenues	241,281	102,770	—	—	344,051
Selling, general and administrative expenses	60,255	53,255	—	—	113,510
Depreciation and amortization	34,339	24,212	—	—	58,551
Total costs and expenses	335,875	180,237	—	—	516,112
Income from operations	4,325	800	—	—	5,125
Interest and other expenses, net	24,411	3,640	26,271	(26,271)	28,051
Loss before income taxes	(20,086)	(2,840)	(26,271)	26,271	(22,926)
Provision (benefit) for income taxes	(10,320)	2,333	—	—	(7,987)
Net loss	$(9,766)	$(5,173)	$(26,271)	$26,271	$(14,939)

Comprehensive Loss:
Net loss	$(9,766)	$(5,173)	$(26,271)	$26,271	$(14,939)
Foreign currency translation adjustments, net of tax	(249)	4,861	—	—	4,612
Total comprehensive loss	$(10,015)	$(312)	$(26,271)	$26,271	$(10,327)

Condensed Consolidating Balance Sheet as of December 31, 2012
(In thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidation and Elimination Entries	Consolidated Totals
Assets
Current assets:
Cash and cash equivalents	$4,125	$4,502	$—	$—	$8,627
Accounts receivable, net	43,939	100,737	—	—	144,676
Other receivables	17	4	—	—	21
Intercompany receivable	12,799	—	10,918	(23,717)	—
Prepaid expenses	2,723	2,613	—	—	5,336
Deferred tax assets	37	—	—	(21)	16
Other current assets	—	1,213	—	—	1,213
Total current assets	63,640	109,069	10,918	(23,738)	159,889
Property, equipment and leasehold improvements, net	8,339	1,994	—	—	10,333
Investment in subsidiaries	279,699	—	235,495	(515,194)	—
Intercompany notes receivable	175,182	—	525,108	(700,290)	—
Goodwill	258,890	111,253	—	—	370,143
Intangible assets, net	62,420	90,476	—	—	152,896
Long-term accounts receivable, less current portion	—	31,708	—	—	31,708
Deferred tax assets, noncurrent	61	4,112	—	—	4,173
Deferred financing costs, net	10,258	—	10,258	(10,258)	10,258
Other assets	495	606	—	—	1,101
Total assets	$858,984	$349,218	$781,779	$(1,249,480)	$740,501
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$14,756	$32,184	$—	$—	$46,940
Intercompany payable	10,918	12,799	—	(23,717)	—
Accrued expenses	8,067	27,928	—	—	35,995
Accrued interest expense	—	—	10,918	—	10,918
Deferred revenue	103	3,848	—	—	3,951
Current portion of subordinated unsecured notes payable	275	—	—	—	275
Deferred tax liability	—	21	—	(21)	—
Current portion of contingent earnout obligation	91	—	—	—	91
Current portion of working capital facilities	—	5,983	—	—	5,983
Other current liabilities	2,226	3,747	—	—	5,973
Total current liabilities	36,436	86,510	10,918	(23,738)	110,126
Senior unsecured notes payable	—	—	250,000	—	250,000
Senior secured revolving credit facility and working capital facilities, less current portion	—	28,476	99,926	—	128,402
Intercompany notes payable	525,108	175,182	—	(700,290)	—
Long-term subordinated unsecured notes payable, less current portion	300	—	—	—	300
Other long-term liabilities	1,493	6,032	—	—	7,525
Total liabilities	563,337	296,200	360,844	(724,028)	496,353
Commitments and contingencies
Stockholders’ equity (deficit)	295,647	53,018	420,935	(525,452)	244,148
Total liabilities and stockholders' equity (deficit)	$858,984	$349,218	$781,779	$(1,249,480)	$740,501

Condensed Consolidating Statement of Cash Flows for the year ended December 31, 2012
(In thousands)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidation and Elimination Entries	Consolidated Totals

Net cash provided by operating activities	$18,131	$6,646	$—	$—	$24,777
Investing activities:
Cash paid for acquisitions, net	(110,111)	1,141	—	—	(108,970)
Purchases of equipment and leasehold improvements, net	(5,071)	(770)	—	—	(5,841)
Working capital and other settlements for acquisitions	(857)	1,284	—	—	427
Intercompany investments and other	98,182	—	(98,182)	—	—
Net cash provided by (used in) investing activities	(17,857)	1,655	(98,182)	—	(114,384)
Financing activities:
Borrowings under senior secured revolving credit facility	—	—	170,640	—	170,640
Excess tax benefit related to share-based compensation	—	—	2,853	—	2,853
Proceeds from the exercise of options and warrants	—	—	2,258	—	2,258
Purchases of stock for treasury	—	—	(387)	—	(387)
Payment of deferred financing costs	—	—	(1,074)	—	(1,074)
Repayment of subordinated unsecured notes payable	(2,193)	—	—	—	(2,193)
Net repayments of working capital facilities	—	(6,279)	—	—	(6,279)
Repayment under senior secured revolving credit facility	—	—	(76,000)	—	(76,000)
Other	—	14	(108)	—	(94)
Net cash provided by (used in) financing activities	(2,193)	(6,265)	98,182	—	89,724
Exchange rate impact on cash and cash equivalents	—	94	—	—	94
Net increase (decrease) in cash and cash equivalents	(1,919)	2,130	—	—	211
Cash and cash equivalents, beginning of year	6,044	2,372	—	—	8,416
Cash and cash equivalents, end of year	$4,125	$4,502	$—	$—	$8,627